UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Oxford Industries, Inc.

(Exact name of the registrant as specified in its charter)

Georgia	1-4365	58-0831862
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

999 Peachtree Street, N.E., Suite 688, Atlanta, Georgia 30309

(Address of principal executive offices) (Zip code)

Thomas E. Campbell                    (404) 653-1437

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Company Overview

Oxford Industries, Inc. (the “Company”) is a global apparel company that designs, sources, markets and distributes products bearing the trademarks of its company-owned lifestyle brands, as well as certain licensed and private label apparel products. The Company’s portfolio of brands includes Tommy Bahama®, Lilly Pulitzer® and Ben Sherman®. The Company distributes its company-owned lifestyle branded products through direct to consumer channels, consisting of retail stores and e-commerce sites, and wholesale distribution channels, which include better department stores and specialty stores.

The Company’s business is primarily operated through four operating groups: Tommy Bahama; Lilly Pulitzer; Lanier Clothes; and Ben Sherman. In addition, operations of the Company’s other businesses, including its Oxford Golf operations, are included in the Company’s Corporate and Other reporting segment. During the Company’s 2013 fiscal year, which ended on February 1, 2014, Tommy Bahama represented 64% of the Company’s consolidated net sales; Lilly Pulitzer represented 15% of the Company’s consolidated net sales; Lanier Clothes represented 12% of the Company’s consolidated net sales; Ben Sherman represented 7% of the Company’s consolidated net sales; and Corporate and Other represented 2% of the Company’s consolidated net sales.

Tommy Bahama. Tommy Bahama designs, sources, markets and distributes men’s and women’s sportswear, outerwear, footwear, housewares and related fashion and other accessories. The target consumers of Tommy Bahama are primarily affluent men and women age 35 and older who embrace a relaxed and casual approach to daily living. Tommy Bahama products are designed by in-house product specific teams who focus on the target consumer. Tommy Bahama apparel products generally incorporate fabrics made of cotton, silk, linen, nylon, leather, tencel and other natural and man-made fibers, or blends of two or more of these materials.

In addition, Tommy Bahama licenses the trademark Tommy Bahama and related marks to third party licensees who design, source, market and distribute Tommy Bahama branded products within specified geographic regions, subject to the terms of the respective license agreements, which generally provide Tommy Bahama the right to approve all products, advertising and channels of distribution. Third party license arrangements for Tommy Bahama branded products include the following product categories: men’s and women’s watches; men’s and women’s eyewear; men’s belts and socks; men’s and women’s headwear; sleepwear; shampoo, soap and bath amenities; ceiling fans; rugs; fabrics; leather goods and gifts; luggage; fragrances; indoor furniture; outdoor furniture and related products; bedding and bath linens; table top accessories; candles; and tumblers.

Lilly Pulitzer. Lilly Pulitzer designs, sources and distributes upscale collections of women’s and girl’s dresses, sportswear, footwear, handbags and related fashion accessories. Lilly Pulitzer was originally created in the late 1950’s and is an affluent brand with a heritage and aesthetic based on the Palm Beach resort lifestyle. Lilly Pulitzer’s products are developed by dedicated in-house design teams primarily located at the Lilly Pulitzer headquarters in King of Prussia, Pennsylvania. Lilly Pulitzer apparel products are designed to incorporate various fiber types, including cotton, silk, linen and other natural and man-made fibers, or blends of two or more of these materials.

In addition, Lilly Pulitzer licenses its trademark to third party licensees, who design, source, market and distribute Lilly Pulitzer branded products within specified geographic regions, subject to the terms of the respective license agreements, in categories beyond Lilly Pulitzer’s core product categories. Third party license arrangements for Lilly Pulitzer branded products included the following: bedding and home fashions; home furnishing fabrics; stationery and gift products; cosmetic bags; eyewear; and indoor furniture.

Lanier Clothes. Lanier Clothes designs, sources and markets branded and private label men’s tailored clothing, including suits, sport coats, suit separates and dress slacks across a wide range of price points, with the majority of the business at moderate price points. The majority of Lanier Clothes’ branded products are sold under certain trademarks licensed to it by third parties. Licensed brands included Kenneth Cole®, Dockers®, Geoffrey Beene® and Ike Behar®. Additionally, Lanier Clothes designs and markets products for its owned Billy London®, Arnold Brant® and Oxford Republic® brands. In addition to the branded businesses, Lanier Clothes designs and sources private label tailored clothing products for certain customers.

Lanier Clothes’ in-house design teams, which are located in New York City, focus on the target consumer for each brand. The various Lanier Clothes products are manufactured from a variety of fibers, including wool, silk, linen, cotton and other natural fibers, as well as synthetics and blends of these materials.

Ben Sherman. Ben Sherman is a London-based designer, marketer and distributor of men’s branded sportswear and related products. Ben Sherman was established in 1963 as an edgy shirt brand that was adopted by the followers of the contemporary London music scene known as modernists or “Mods” and has throughout its history been inspired by what is new and current in British art, music, culture and style. Ben Sherman men’s apparel products are developed by dedicated in-house design teams located at the Ben Sherman headquarters in London, England. Ben Sherman apparel products are designed to incorporate various fiber types, including cotton, wool or other natural fibers, synthetics, or blends of two or more of these materials.

In addition, Ben Sherman licenses its trademark to a variety of third party licensees, who design, source, market and distribute Ben Sherman branded products within specified geographic regions, subject to the terms of the respective license agreements, in categories beyond Ben Sherman’s core product categories, including the following: footwear; men’s watches and jewelry; men’s hats, caps, scarves and gloves; men’s fragrances and toiletries; men’s gift products; kid’s apparel; men’s neckwear and pocket squares; and men’s and boys’ underwear, socks and sleepwear.

Oxford Golf. The Oxford Golf brand is designed to appeal to a sophisticated golf apparel consumer with a preference for high quality and classic styling. In addition to apparel bearing the Oxford Golf trademark, Oxford Golf also sources some private label products for certain customers. Oxford Golf products include men’s and women’s sportswear, outerwear and related accessories.

Summary

Based on the Company’s reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, the Company has determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2013 to December 31, 2013 (the “Reporting Period”), including certain types of apparel, footwear, handbags, travel goods, fashion accessories and housewares containing metallic components such as zippers, buttons, hooks & eyes, rivets, buckles, clasps, grommets, eyelets, and other small parts incorporated into the finished products that may contain 3TG minerals (collectively, the “Reported Products”), while it does not have a specific reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “DRC”), the RCOI has not been able to rule out the possibility.

Supply Chain

The Company maintains flexible, diversified, sourcing operations. The Company’s operating groups, either internally or through the use of third party buying agents, source substantially all of their respective products from non-exclusive, third party producers located in foreign countries or from their licensees for licensed products sold in direct to consumer distribution channels. The use of contract manufacturers reduces the amount of capital investment required. Generally, the Company’s operating groups do not have long-term contracts with suppliers and conduct business on an order-by-order basis.

The Company’s operating groups purchase substantially all of their products from third party producers as package purchases of finished goods, which are generally manufactured with the oversight of the Company’s operating groups and to the operating groups’ design and fabric specifications. The Company’s operating groups depend upon the ability of third party producers to secure a sufficient supply of raw materials specified by the respective operating group, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. Accordingly, the Company’s operating groups generally do not specify the raw material or product component supplier and rely on their third party suppliers to obtain such materials. In addition to purchasing products from third parties, Lanier Clothes operates the Company’s only owned manufacturing facility, which is located in Merida, Mexico.

As the Company’s sourcing is managed by each of its operating groups independently, with corporate oversight, there is significant diversity in the suppliers used by the Company’s operating groups, with no individual supplier representing greater than 5% of the Company’s total purchases during fiscal 2013.

Tommy Bahama. The Company operates a buying office located in Hong Kong to manage the production and sourcing of substantially all Tommy Bahama products designed for and on behalf of Tommy Bahama. During fiscal 2013, Tommy Bahama utilized approximately 210 suppliers, primarily located in China, to manufacture Tommy Bahama products. In fiscal 2013, 81% of Tommy Bahama’s product purchases were from manufacturers in China.

Lilly Pulitzer. Lilly Pulitzer utilizes a combination of in-house employees in the Company’s King of Prussia and Hong Kong offices and third party buying agents primarily based in Asia to manage the production and sourcing of Lilly Pulitzer apparel products. Through its buying agents and direct sourcing, Lilly Pulitzer used approximately 40 suppliers located primarily in China to manufacture Lilly Pulitzer products during fiscal 2013. In fiscal 2013, 75% of Lilly Pulitzer’s product purchases were from manufacturers located in China.

Lanier Clothes. Lanier Clothes manages production in Asia, Latin America and Italy through a combination of efforts from Lanier Clothes’ offices in Atlanta, Georgia and third party buying agents. During fiscal 2013, 46%, 19% and 17% of Lanier Clothes product purchases were from manufacturers located in Vietnam, India and China, respectively. Lanier Clothes purchased goods from approximately 135 suppliers in fiscal 2013. In addition to purchasing products from third parties, Lanier Clothes operates a manufacturing facility, located in Merida, Mexico, which produced 18% of Lanier Clothes’ products during fiscal 2013.

Ben Sherman. Ben Sherman primarily utilizes a large third party buying agent based in Hong Kong to manage the production and sourcing of the majority of its apparel products. Ben Sherman also operates a sourcing office in India. During fiscal 2013, Ben Sherman used approximately 75 suppliers primarily located in China and India to manufacture its apparel products. During fiscal 2013, 37% and 35% of the apparel products designed and sourced by Ben Sherman were sourced from China and India, respectively.

As part of the Company’s commitment to source products in a lawful and responsible manner, each of the Company’s operating groups has implemented a code of conduct program applicable to vendors that it purchases goods from, which includes provisions related to abiding by applicable laws as well as compliance with other business ethics, including related human rights, health, safety, working conditions, environmental and other requirements. The Company requires that each of its vendors and licensees comply with the applicable code of conduct or substantially similar compliance standards. On an ongoing basis, the Company assesses vendors’ compliance with the applicable code of conduct and applicable laws and regulations through audits performed by either in-house employees or designated agents. This assessment of compliance by vendors is directed by the Company’s corporate leadership team.

Reasonable Country of Origin Inquiry (RCOI)

The members of the Company’s Conflict Minerals Team, working with the procurement and product departments in their respective operating groups, comprehensively evaluated each of the Company’s products sourced during the relevant reporting period. Products which were determined to have little to no likelihood of containing 3TG minerals (tin, tantalum, tungsten and gold) were deemed out of scope for further inquiry. In addition, licensed products – i.e., products designed and sourced by a third party pursuant to a trademark license with the Company or one of its subsidiaries – regardless of whether sold in the Company’s direct to consumer channels of distribution and regardless of the degree of involvement by the Company’s product design teams in connection with the design and/or development of those product categories were deemed out of scope. In deciding whether to deem licensed products as out of scope, the Company surveyed its industry and others and determined that this approach was consistent with how many of the Company’s peer companies.

All other products designed and sourced by the Company for resale were deemed in-scope for purposes of the Company’s RCOI, and the Company identified the Tier 1 suppliers of all such products (i.e., the finished goods manufacturer from whom the Company purchased such goods). As the Company does not generally have direct relationships with component suppliers, the Company relies on its direct suppliers to work with their upstream suppliers in order to ascertain the best available information about the origin of 3TG in the Company’s products.

All Tier 1 suppliers deemed in-scope were contacted by both the Company’s operating groups and the Company’s third party data collection and aggregation partner and were requested to provide information to the Company regarding 3TG and their smelter sources by completing the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain, if known, such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals. To facilitate suppliers’ completion of the Template, the Company’s third party data collection partner provided an internet link through which suppliers could register and complete the Template. Contact from the Company’s third party data collection partner included training suppliers on the requirements for U.S. issuers to report conflict minerals information under the Rule, explanations on how supplier information would be used in the reporting process, information about the protection of proprietary and trade secret information collected and supplier control and ownership of provided data.

Suppliers were further contacted by the Company’s respective operating groups and/or third party data collection partner, as needed, to offer assistance in completing the Template, provide further information about the Company’s conflict minerals compliance program and provide information about how the information furnished by the applicable supplier would be used. Supplier responses were evaluated by the Company’s third party data collection partner, including comparing the information gathered with information in the collection partner’s database, for plausibility, consistency, and gaps. Additional supplier contacts were made by the Company’s respective operating groups and/or third party data collection partner, as needed, to address incomplete data on the Template, responses that did not identify smelters or refiners, and responses which indicated a 3TG sourcing location without complete supporting information from the supply chain.

Determination

Based on the results of the Company’s RCOI, the Company has determined that, with respect to certain necessary 3TG minerals in its Reported Products, while it does not have a specific reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products may have originated in the DRC, the RCOI has not been able to rule out the possibility. As a result, the Company proceeded to conduct due diligence as described in the Conflict Minerals Report provided as Exhibit 1.01 hereto and is publicly available, along with this Form SD, under the Investor Relations tab of the Company’s website (www.oxfordinc.com) at http://investor.oxfordinc.com/sec.cfm.

Section 2 – Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Oxford Industries, Inc.

By: /s/ K. Scott Grassmyer	June 2, 2014
Name: K. Scott Grassmyer	(Date)
Title: Executive Vice President-Finance, Chief Financial Officer and Controller